Filed by Nanometrics Incorporated Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: August Technology Corporation

Commission File No.: 000-30637

This filing relates to a planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and August Technology Corporation (“August”) pursuant to the Agreement and Plan of Merger and Reorganization, dated January 21, 2005, by and among Nanometrics, Major League Merger Corporation (a wholly-owned subsidiary of Nanometrics), Minor League Merger Corporation (also a wholly-owned subsidiary of Nanometrics) and August (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Nanometrics on January 21, 2005, and is incorporated by reference into this filing.

Nanometrics Incorporated held a conference call on April 29, 2005 to discuss its financial results for the first quarter of 2005. Below are excerpts from the conference call related to the discussion of the Merger and the Merger Agreement. Three asterisks (* * *) indicate where discussion unrelated to the Merger and the Merger Agreement has been omitted.

Operator

Good morning and welcome to the Nanometrics First Quarter 2005 Financial Results Conference Call. The following discussion may include forward-looking statements regarding, among other things, Nanometrics’ future financial results, business performance and market conditions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from these statements. Factors that could cause such differences include, but are not limited to, changes in demand for the Company’s products, changes in the Company’s ability to ship its products in a timely manner, changes in the business or economic conditions, and the additional risks and uncertainties set forth in the related press release and in the Management’s Discussion and Analysis section of Form 10-K for the fiscal year ended January 1, 2005 filed with the Securities and Exchange Commission.

Thank you for joining the conference call. This morning’s speakers include John Heaton, President and CEO, Paul Nolan, Vice President and CFO and Quentin Wright, Chief Accounting Officer. A Q&A session will be held at the end of this call. All participants will be in a listen-only mode. We will begin the conference today with Mr. John Heaton. Please proceed sir.

John Heaton - Nanometrics Incorporated - President and CEO

Great thanks Anthony. Thank you for joining Nanometrics Q1 ‘05 conference call. Before I begin, I want to turn the call over to Paul Nolan our CFO to read the release and highlight the financial aspects of the quarter.

Paul Nolan - Nanometrics Incorporated - CFO

Okay thanks John, and welcome everybody.

***

Our cash balance declined by about $2.7 million during the quarter primarily as a result of higher levels of accounts receivables as well as the capitalized expenses related to the August merger. Finally, as we said in the press release, our financial position is strong with a cash balance of $31.1 million and working capital of $72.3 million at the end of the first quarter of 2005. With that I will hand it back over to John.

John Heaton - Nanometrics Incorporated - President and CEO

Thank you Paul.

***

The cost to operate our service business rose during the quarter, primarily due to added head count in Japan. However, we believe that the investment in building a great global company will pay tremendous dividends in the future. That is part of our overall strategy, which includes strategic transactions like our previously announced merger agreement with August Technology. I will touch upon the status of that transaction later in my remarks.

***

Despite these challenges, I am excited about the capabilities we have systematically added to the company and I am confident that we have the right two-pronged growth strategy going forward. The first part of our strategy is to continue our organic growth. We have demonstrated a good track record of growing revenues through new product development; our recent success with the Atlas is proof of that. We intend to continue that success with new product introductions in 2005. We anticipate new products will be introduced throughout the year and look forward to those products driving new revenue growth. We also expect to place greater emphasis on growth through strategic acquisitions. As signaled by our merger with August Technology, management has shown a desire to explore opportunities that can provide future growth in new markets. Time to market entry and customer penetration are key factors to provide this future growth.

On that note, let me give you a quick update on the August merger. We announced in March that we had been granted early termination of the waiting period imposed by the Hart-Scott-Rodino Act, clearing the path for the merger to proceed from an antitrust perspective. We filed our Form S-4 and are engaged with the SEC in the comment process along with August and their advisors. We look forward to the day when the S-4 becomes effective and we can speak to investors about the merits of our deal. The next step after the S-4 becomes effective will be to mail the proxy and have the shareholders meetings. We hope to have this process completed by early in the third quarter.

As I’m sure you’re all aware, after we announced our intentions to merge with August, both KLA and Rudolph made statements of interest that are necessarily being investigated by the August Board. Rudolph has signed an NDA with August, and KLA-Tencor appears to be actively purchasing August shares in the open market. I believe these defensive moves by our competitors may put pressure on our two companies, but we remain committed to the deal. We don’t have any further information on the deal and therefore won’t be answering questions relating to the merger during this call. Whatever the outcome of this process, management is fully prepared to take full advantage of smart, complimentary growth opportunities that make sense for our business and our shareholders.

Q-AND-A

***

Avinash Kant - Adams Harkness - Analyst

Also you talked about the SG&A, as Paul said it is pretty high, and you expect it to be at this level throughout the year?

John Heaton - Nanometrics Incorporated - President and CEO

Yeah it’s difficult for us to predict at this point because we are working with a lot of folks now on the compliance part of the business as we prepare for the Sarbanes-Oxley documentation process. You know our original intention was as part of the merger with August was that we were going to be able to rely on lot of the work that had been done with those folks. However, there have been so many delays that we have now run into the period where we really have to move forward with our own compliance work here independently because we cannot rely on the deal going forward. So, by rule, we need to get going on the Sarbanes-Oxley; so now we are engaging with outside consultants and the auditors and all these folks that have to be involved in this process and the cost is substantial.

***

Gerry Fleming - WR Hambrecht - Analyst

Yeah, hi John. First question relates to the taboo subject, and that’s August. Did you get comments back from the SEC on the S-4 and are you working on that, or are you still awaiting comments?

John Heaton - Nanometrics Incorporated - President and CEO

Hi, Gerry. So we said we wouldn’t answer questions but I will, just because I did mention it in the text, in the comments, that we have had remarks now and that we are working on those together with August.

Gerry Fleming - WR Hambrecht - Analyst

So is there a clock related to that now?

John Heaton - Nanometrics Incorporated - President and CEO

Well, we have to answer, there is no clock until the document goes live, and until we get through the cycle with, you know, the SEC, we can’t file the proxy and so we are answering the questions, you know, and it’s a back and forth process to answer those questions and that’s what we’re working on.

***

Stelian Mitchell - Stellman Financials - Analyst

Okay, another question: how high do you think are the chances that the August shareholders will approve the merger?

John Heaton - Nanometrics Incorporated - President and CEO

Well we don’t —we can’t guesstimate that; as we said, we are not going to comment really on, on the August deal, so we will take the next question.

***

Alexander Nockman - Montauk Financial - Analyst

Good morning guys, congratulations on another great quarter. In fact when I was taking a look at it, it appears to me unless I am incorrect, it looks like your fourth record revenue quarter consecutively, and I was certainly excited about the fact that you guys beat your previously estimated revenue guidance from last quarter’s conference call. However, on the call previously, I mentioned and I will reiterate it now again I do believe that we are being punished for lack of communication with the street. And I noticed that first call has got an assumption and literally, if you read the tape, it’s an assumption of what they believe might have been the diluted number, consensus number, and Reuters has got a different number, and supposedly there are three analysts and certainly no lack of analysts on this conference call and I am just wondering at what point you are going to do a better job of communicating with the street our numbers which have been record and nothing short of spectacular in terms of the growth.

John Heaton - Nanometrics Incorporated - President and CEO

Very good comment, yeah it’s a great question; it’s a great criticism. I think we have to roll back a little bit here to have a better understanding of what’s going on now. We have been going through substantial growth which is always a challenge for management. We are also going through a highly contentious merger which takes a tremendous amount of management time. You know we are not a multi-billion dollar company; we’re a $23.5 million quarterly revenue company right now and we do have limitations in our staff. We are trying to comply with various new regulatory compliance issues.

***

We recognized that as an issue and even our auditors highlighted that as an issue, we are going to fix it, and we are going improve our communications with the street and part of our communication today was to please do model in some of these new compliance issues because obviously something was overlooked as part of the analyst model that was on the street and it was overlooked because we didn’t communicate that it would be a significant number. Now you can also say that, well, we have anticipated that we were going to be merging with August, therefore why should we go through the process of bringing the analysts up to speed on the 2005 model. That would be our argument as to why a lot of that work has not happened. So our expectations have changed, you know, as we have gone through time here because, you know, there are a lot of variables going on here that are very difficult for us to manage being a small company.

***

Alexander Nockman - Montauk Financial - Analyst

I understand that you are going through the merger and that might be somewhat of a reason to not communicate but I think that’s a real area that’s lacking here. With regard to the merger, and I know we are not going to talk about the merger, but you could perhaps reiterate the parameters of the break-up agreement if this should not come to fruition just to get everybody else up to speed, and then if you could just clarify one thing for me with regard your operating margins, I will end my questioning there.

John Heaton - Nanometrics Incorporated - President and CEO

I think the contract is clear and anybody can read it. It’s on the SEC website. It’s available for everybody to look at; obviously our competitors have all looked at it. We have an agreement to merge and either side is obligated to go through this process. And if one or the other decides that they don’t want to continue or their shareholders vote it down, then the other side is entitled to a break-up fee, because obviously we have gone through quite a bit of work on both sides to get this thing done; we both believe in the merger; we both are committed to the merger; but at the same time we have to listen to the investors. They ultimately decide. The choice is being made; we are going through a process and we hope that we are successful; if we are not successful and August shareholders decide not to merge with Nanometrics, there is a break-up fee of approximately $8.3 million plus expenses. That’s really the parameters of the deal.

***

Operator

Thank you for your participation in today’s conference. This concludes the presentation, you may now disconnect. Everyone have a wonderful day.

Cautionary Statement for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The transcript contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this transcript include statements about future financial and operating results and the proposed Nanometrics/August merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and August businesses will not be integrated successfully; costs related to the proposed merger; failure of the Nanometrics or August shareholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and August’s businesses generally, including those set forth in Nanometrics’ and August’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. All forward-looking statements included in this transcript are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this transcript to reflect events or circumstances after the date of this transcript or to update reasons why actual results could differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) have filed a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation (a subsidiary of Nanometrics formed in connection with the proposed merger), Minor League Merger Corporation and August Technology Corporation. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information about the transaction. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation on March 28, 2005 and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in August Technology Corporation’s Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 29, 2005. This document is available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

Nanometrics Incorporated and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in the joint proxy statement/prospectus referenced above, which was filed with the Securities and Exchange Commission on March 28, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from Nanometrics Incorporated investor relations at investors@nanometrics.com.